

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Ms. Kathryn B. McQuade, Chief Financial Officer
CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
Suite 500, Gulf Canada Square
401-9th Avenue, S.W.
Calgary, Alberta, Canada T2P 4Z4

      Re: Canadian Pacific Railway Limited
               Form 40-F for Fiscal Year Ended December 31, 2009
               File No. 1-01342

               and

               Canadian Pacific Railway Company
               Form 40-F for Fiscal Year Ended December 31, 2009
               File No. 1-15272

Dear Ms. McQuade:

      We have completed our review of your Form 40-F and have no further comments at this time.

               Sincerely,

               David R. Humphrey
               Branch Chief